SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of August 2003
                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                        RYANAIR SETS NEW TRAFFIC RECORD
                   FIRST EUROPEAN LOW FARES AIRLINE TO CARRY
                         OVER 2 MILLION PASSENGERS


Ryanair, Europe's No. 1 low fares airline, today (Monday, 4th August 2003) became the first European low fares airline to carry more than 2 million passengers in one month, with 2.04 million carried in July 2003.

Ryanair's Head of Communications, Paul Fitzsimmons said:

        "2 million passengers in a month is a new record for Ryanair, and for a low fares airline outside the U.S. The latest passenger statistics, released today, shows a traffic increase of 40% compared to July 2002. This strong growth confirms that Ryanair is on track to carry 24 million passengers in a full year.

        "Ryanair's record traffic growth again confirms that we are consistently beating Easyjet and BA when it comes to delivering what passengers really want - lowest fares, best customer service and No.1 punctuality."


Ends:      Monday, 4th August 2003



For further information:

Paul Fitzsimmons - Ryanair   Tel: 00 353 1 812 1228
Pauline McAlester - Murray Consultants  Tel; 00 353 1 4980 300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  4th August 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director